Christopher J. Madin Vice President, Corporate Counsel Law Department The Prudential Insurance Company of America 280 Trumbull Street, Hartford, CT 06103 Tel: 860-534-6087 christopher.madin@prudential.com

April 14, 2021

DeCarlo McLaren, Esq.
Senior Counsel

Alberto H. Zapata, Esq.
Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management - Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:
Initial Registration Statements filed on Form N-6 for:
•Pruco Life Insurance Company; Pruco Life Variable Universal Account: VUL Protector® (Reg. No. 333-252985)
•Pruco Life Insurance Company of New Jersey; Pruco Life of New Jersey Variable Appreciable Account: VUL Protector® (Reg. No. 333-252986)

Dear Mr. McLaren and Mr. Zapata:

On behalf of the above-referenced Registrant, we are providing responses to the Staff’s comments received on April 12, 2021, to the Registration Statements noted above. The Staff’s comments and our proposed responses are as follows:

General Comments

1.Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

All missing information will be filed in a pre-effective amendment.

2.Please include page numbers to cross-references throughout the prospectus.

The presentation of the prospectuses can shift during the typesetting process and, therefore, page numbers can be potentially unreliable. We include section headings in our cross-

references as we believe this is both reader friendly and avoids creating false references when content shifts.

3.Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether Prudential will be solely responsible for any benefits or features associated with the Contract.

Prudential is solely responsible for the benefits under the Contract and has no third-party guarantees or support agreements.

4.All references to website addresses for contract-related documents should be to the landing page address.

We confirm that all website addresses for contract-related documents link to the appropriate page.

Cover Page

5.Please add the Free-look legend. (See Form N-6, Item 1(a)(8)).

We added free-look provision language to the cover page.

Key Information (pp.6-7)

6.Please remove the “glossary” and “table of contents” headers from each page.

These headers are hyperlinks to those sections. We believe this design provides tremendous benefit to the reader by allowing them to quickly toggle from the detailed disclosure sections of the body of the document to either the list of defined terms or the table of contents.

7.Please provide cross-references for every row to the location in the Statutory Prospectus where the subject matter is described in greater detail. (See Instruction 1(b) to Item 2).

Cross references will be added.

8.With respect to the “Charges For Early Withdrawals” section, please disclose the maximum surrender charge (as a percentage of contribution/premium or amount surrendered), and the maximum number of years that a surrender charge may be assessed since the last premium payment under the Contract. (See Instruction 2(a) to Item 2).

The surrender charge is assessed per $1,000 of basic insurance amount and varies based on the underwriting profile of the insured. A maximum surrender charge schedule specific to an insured is included in the contract data pages. We therefore believe it is appropriate to include the per $1,000 charge range for all insureds in this table and remind the owner to consult the contract for their specific surrender charge schedule. This prospectus section also notes in the first sentence that surrender charges apply to the first 14 contract years. The surrender period does not reset with each premium payment.

9.With respect to the “Risks Associated with Investment Options” section, please provide cross references to the sections of the prospectus that discuss each risk in greater detail, including, a cross-reference, as appropriate, to the Principal Risk section.

Cross references will be added.

10.With respect to the last sentence in the “Insurance Company Risks” section, please revise to “is available upon request.”

This requested change will be made.

11.With respect to the third paragraph in the “Optional Benefits” section, please state the effect of withdrawals exceeding certain limits. (See Instruction 4(b) to Item 2).

This disclosure is not applicable to the optional benefits available under the policy. The impact of withdrawals on the policy itself are disclosed elsewhere in the prospectus, including the preceding “Risk” section where the risk of contract lapse is discussed.

Overview of the Contract (pp.8-9)

12.With respect to the “Premiums” section, please state whether restrictions may be imposed on premiums (e.g., by age of insured, or by amount). (See Item 3(b)(2)).

As disclosed in “Premiums”, we reserve the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Contract Fund. We also will not accept a premium payment if it exceeds the Guideline Premium limit if the contract elected Guideline Premium as the definition of life insurance.

13.With respect to the last sentence in the “Investment Choices” paragraph, prominently disclose that additional information about each Portfolio Company is provided in an appendix to the prospectus. (See Instruction 1 to Item 3(b)(3)).

This cross-reference sentence will be bolded for prominence.

Fee Table (pp. 9-11)

14.With respect to the “Amount Deducted” column, please include the basis on which the charge is imposed. (See Instruction 1(f) to Item 4).

The basis is included in the row for each charge. For example, the sales charge and administrative charge note that those charges are deducted from premium payments in the stated percentages. Other charges that are flat dollar amounts note whether they are for each transaction occurrence or applied one-time. The periodic charges, for example, note whether they are based on the basic insurance amount or the net amount at risk.

15.Please change “Sales Charge on Premiums (load)” to “Maximum Sales Charge Imposed on Premiums (load).” (See Item 4).

The term “Sales Charge On Premiums (load)” is consistent with our presentation in prior generations of this product and the introductory sentence to the table identifies these charges as the maximums. For these reasons we believe it is appropriate to leave the charge description alone.

16.Please change “Premium-Based Administrative Charge” to “Premium Taxes.” (See Item 4).

The term “premium-based administrative charge” is used because it matches the terminology used for this charge in the contract. We believe the consistent use of terminology between the contract and prospectus enhances reader comprehension.

17.Please change “Surrender Charge” to “Other Surrender Fees.” (See Instruction 2(a) to Item 4).

The charge name matches the charge as it is presented in the contract data pages and provisions. We believe using the same terminology for the charge enhances reader comprehension.

18.With respect to footnotes one and two, please supplementally explain why registrant has different representative insureds for these various charges.

The representative insured for the contract is a female, age 47. The reference to the male, age 65 in footnote (1) was a hold-over from the prior generation of this contract where we disclosed the insured’s profile that is subject to the maximum surrender charge. We will remove the sentence discussing the male, age 65.

19.With respect to the narrative immediately after footnotes one and two, please delete “maximum” as the corresponding table describes minimum and maximum contract fees.

“Maximum” is correctly used with respect to the ranges reflected in the table. The “minimum/maximum” fee ranges represent those maximum fees that any given insured would pay based upon where their underwriting profile places them within the range. For example, although the maximum COI for an insured can be $0.0067 per $1,000, this insured could pay less than that.

20.In the disclosure please explain why registrant labels certain charges as “initial” throughout the fee table.

The charges for the representative insured under COI, Administrative Charge and BenefitAccess Rider are described as initial because they represent the first (or initial) charge that is applied to this insured’s contract. These charges will scale up over time, as scheduled in the contract’s data pages.

21.Please change “Administrative Charge For Basic Insurance Amount” to “Monthly Maintenance Fee.” (See Instruction 3(c) to Item 4).

The term “Administrative Charge for Basic Insurance Amount” is consistent with our presentation in prior generations of this product.

22.Please delete footnote ten as the information is not needed.

This footnote will be deleted.

Summary of Principal Risks of Investing in the Contract (pp. 11-12)

23.The following do not appear to be principal risks, “Limitations on Transfers,” and “Replacement Of a Contract.” Please move these contract terms/restrictions to appropriate section of the registration statement or delete.

The Limitations on Transfer section does not discuss a Principal Risk to the contract owner, and it will be removed from this section. We believe the Replacement of a Contract section discloses important risks around potential loss of benefits and increases in costs to contract owners, and should remain in this section.

Charges and Expenses (pp. 15-18)

24.With respect to the table in the “Cost of Insurance” (COI) section, because there are two standard benefits that can be selected, is the COI different for each? If so, specifically show the charges under each option in the fee table.

Cost of insurance charges will vary by insured, which is why there is a range presented in the fee table. An individual insured’s cost of insurance rates will similarly vary at any point in time based on the factors disclosed in this sub-section, “Cost Of Insurance.” Tables detailing an insured’s cost of insurance rates are contained in their policy and are unique to that insured. The cost of insurance is calculated based upon a policy’s net amount at risk, which is also disclosed in this sub-section. A policy’s net amount at risk, which can change over time, will also vary based upon the death benefit type that is elected. Although death benefit type is a component of the net amount at risk determination, there is no discrete charge associated with either death benefit type. The cost of insurance is always determined by an insured’s unique factors and is calculated based on the net amount at risk at any given point in time. Based on this explanation, we believe our fee presentation to be accurate.

Riders (pp. 23-31)

25.With respect to the bulleted available riders in the first paragraph, please provide one or more examples illustrating the operation of each benefit in a clear, concise, and understandable manner. (See last instruction to Item 11).

The Staff’s comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector® addressed this section as well. Consistent with our responses to those comments, we have included numerical examples for riders that provide dollar benefits that may vary depending on certain factors. For all riders that provide a fixed dollar amount, we have updated those descriptions to indicate that “This rider provides a fixed dollar benefit.” Because these amounts are clearly described in the contract and do not vary, an example would not be helpful. In the interest of providing concise, meaningful disclosure to policy owners, we do not feel it makes sense to generate examples where it is unnecessary or illogical to do so.

Premiums (pp. 31-35)

26.Please add each of dollar cost averaging and auto-rebalancing to table in the “Other Benefits Available Under the Contract” and to the “Overview of the Contract” section.

Dollar cost averaging and rebalancing programs are essentially allocation instructions and of an administrative nature. These programs are available at no additional cost and have not traditionally been associated with optional benefits. We are opting not to include these administrative services among a list of policy riders.
Additional Information (p. 42)

27.Please move a discussion of “Cyber Security Risks and Business Continuity Risks” to the principal risks section or delete this section from the prospectus.
This section will be removed from the prospectus.

Glossary: Definitions of Special Terms Used in This Prospectus (pp. 42-44)

28.Please move glossary to the front of the prospectus prior to the key information table.

The Staff provided a similar suggestion in the comments on Registration No. 333-158634 (Contract ID: C000157189) for the 2015 version of PruLife® VUL Protector®. In our response to those comments we explained that we would keep the Glossary where it is in order to ensure policyholders see meaningful information at the beginning of the prospectus, and we included a link to the Glossary at the top of each page. This prospectus is consistent with the format that was approved with respect to the above-referenced filing and we would prefer to remain consistent in our approach.

Appendix B (pp. 50-57)

29.Please delete the last sentence in the paragraph preceding the table beginning, “[u]pdated performance information…”

This sentence will be deleted.

30.Please delete “Affiliated Funds,” “Unaffiliated Funds” and the name of trusts from the table headings.

We believe Appendix B should remain as it is because it is consistent with the Cover Page and the prospectus’s description of the Funds and provides clear and meaningful disclosure. Specifically, we believe it is important for investors to be able to easily identify and distinguish between Affiliated Funds, which are generally more profitable to us, and Unaffiliated Funds.

31.With respect to the last paragraph in the Appendix, please reconcile the statement that copies of personalized illustrations can be obtained without charge where the fee table notes that investors can obtain one free illustration per year, but charged $25 for all others after the first illustration.

We will remove the reference to the personalized illustration in this paragraph and leave the discussion as it currently is in the “Transaction Charges” section in the prospectus.

Additional Information About Operation of Contracts (pp. 61-62)

32.Please consider including the tables in this section in the statutory prospectus (as an appendix, etc.).

The descriptions of the “Death Benefits Types” presented in this section of the SAI are also stated within the “Death Benefit” section of the prospectus. The narrative and numeric examples in the “Death Benefit” section of the prospectus provide sufficient disclosure regarding the operation of both death benefit types. We do not view the “Death Benefit Type” discussion in the SAI as enhancing the value of the death benefit disclosure in the prospectus nor is its presence in the SAI a requirement of Form N-6. We intend to remove this discussion from the SAI.

Part C: Other Information (pp. 65-72)

33.Given that this is an initial registration statement, please confirm that the exhibits may be incorporated by reference with respect to this new product.

We confirm that the exhibits may be incorporated as permitted by the rules regarding incorporation by reference.

34.With respect to the signatures section, please provide two signature blocks, one for the Depositor and another for the registrant.

A signature block for the Depositor and the Registrant will be added and signed.

Please feel free to contact me if you have any questions regarding this filing. I can be reached at (860) 543-6087 (cell). You can also reach out to my colleague, Jordan Thomsen, at (973) 204-3146 (cell).

Respectfully yours,

/s/ Christopher J. Madin	April 14, 2021

Christopher J. Madin Vice President and Corporate Counsel Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey	Date

cc: Jordan K. Thomsen

via EDGAR